Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

We are an offshore holding company incorporated in Cayman Islands, conducting all of our operation in through our wholly owned subsidiaries established in China and Hong Kong. Previously, we conducted a substantial majority of our operations through our wholly owned subsidiaries established in China and Shenzhen Pai Ming Electronics Co., Ltd. (“Pai Ming Shenzhen”), a variable interest entity (the “VIE”). In December 2021, we terminated the agreements under the VIE structure and our Hong Kong subsidiary Iczoom Electronics Limited (“ICZOOM HK”) now operates our B2B online platform www.iczoomex.com, which does not require an Internet Content Provider (“ICP”) license under the PRC law. The reason for us to change the entity operating our B2B online platform was twofold. First, with the increased number of customers in Hong Kong and potential demands from other countries for electronic components in China, we were motivated to establish a B2B online platform in Hong Kong for our growth in Hong Kong market and potential expansion to other markets. Second, the substantially increased regulatory and operational risks of the VIE arrangements accelerated our termination of the VIE arrangement which as a result terminated our contractual right to access to the old platform held by Pai Ming Shenzhen. Our new platform www.iczoomex.com is not only operated and managed by ICZOOM HK but its server and data are located and stored in Singapore. As neither our online platform nor its operator is within the territory of China, ICZOOM HK is not required by PRC law to obtain an ICP license to maintain and operate www.iczoomex.com, and we are able to provide internet information services through www.iczoomex.com. As a result, we no longer consolidate the operation and financial results of Pai Ming Shenzhen and conduct all of our operations through our wholly owned subsidiaries in China and Hong Kong.

We are a technology-driven company running an ecommerce trading platform and are primarily engaged in sales of electronic component products to customers in the PRC. Major electronic component products we sold to customers through our online e-commerce platform fall into two broad product categories: semiconductor products (such as integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/ electromechanical, etc.) and equipment, tools and other electronic component products (such as Maintenance, Repair and Operations (“MRO”), and various design tools, etc.). These products are primarily used by customers in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics, industry control segment with primary target customers being China small and medium-sized enterprises (“SMEs”). In addition to sales of electronic component products, we also provide services to customers to earn service commission fees, such services include, but not limit to, order fulfilment, temporary warehousing, logistic and shipping, and customs clearance, etc.

Built upon our proprietary industry knowledge and coupled with our SaaS suite, we are committed to working with our clients to understand their needs and challenges and offering suitable products and services to help them meet their respective needs. Our mission is to transform the traditional electronic component distribution business by offering SME customers integrated solutions and help them introduce innovative products, reduce their time to market, and enhance their overall competitiveness.

We primarily generate revenue from sales of electronic components products to customers. In addition, we have certain amount of revenue from service commission fee for services provided to our customers including, but not limit to, customs clearance, warehousing and product shipping and delivery services.

Impact of COVID-19

In late December 2019, a strain of a novel coronavirus, SARS-CoV-2, which causes the COVID-19 disease, was reported to have surfaced in Wuhan, China. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. On February 28, 2020, the World Health Organization reportedly increased the assessment of the risk of spread and the risk of impact of COVID-19 to very high at the global level. In March 2020, the World Health Organization declared COVID-19 a pandemic.

With an aim to contain the COVID-19 outbreak, the PRC government imposed various strict measures across the PRC including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. Some of our office and warehouses are located in Shenzhen, China and have been adversely affected by the pandemic. Since the third quarter of 2022, there was a significant rise in COVID-19 cases, especially Omicron variant cases, in various cities in China. The local governments of the affected cities, including Shenzhen, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. In November 2022, China declared to lift certain COVID-related restrictive measures, the Omicron variant cases widely spread, which negatively affected the execution of our sales contract and fulfilment of customer orders and our revenue were therefore decreased by 14.5% from 140.5 million for the six months ended December 31, 2021 to 120.2 million for the six months ended December 31, 2022. It also affected the collection of the payment from the customers on a timely manner.

Except for the beforementioned, The COVID-19 pandemic did not result in any material impairments, charges or changes in accounting estimates in our unaudited consolidated financial statements for the six months ended December 31, 2022. In addition, the COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting estimates in our consolidated financial statements for the six months ended December 31, 2022. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations as of December 31, 2022, nor did it have any material negative effect on our ability to timely pay our debts or fulfil other obligations as of December 31, 2022.

Recent Development

On March 17, 2023, the Company announced the closing of its initial public offering (the “Offering”) of 1,500,000 Class A ordinary shares at a public offering price of US$4.00 per Class A ordinary share. The Class A ordinary shares began trading on the Nasdaq Capital Market on March 15, 2023 under the ticker symbol “IZM.”

Key Factors That Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Effectiveness of Risk Management

The success of our business relies heavily on our ability to effectively evaluate customers’ credit profiles and the likelihood of default. We have devised and implemented a systematic credit assessment model and disciplined risk management approach to minimize customers’ default risk and mitigate the impact of default. Specifically, our assessment model and risk management capabilities enable us to select high-quality SME customers whose financial conditions and background meet our selection criteria. There can be no assurance that our risk management measures will allow us to identify or appropriately assess whether customer payments due will be collected when due. If our risk management approach is ineffective, or if we otherwise fail or are perceived to fail to manage the impact of default, our reputation and market share could be materially and adversely affected, which would severely impact our business and results of operations.

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are China’s SMEs running their businesses in the consumer electronic industry, Internet of Things, automotive electronics, and industry control segment, etc. We currently sell our electronic component products to these customers in 19 provinces in China, with significant customers located in Guangdong Province, Jiangsu Province, Liaoning Province, Beijing City and Shanghai City in China. We plan to expand our business to extended geographic areas to cover 80% of the provinces in China within the next 1-2 years. For the six months ended December 31, 2022 and 2021, we had total 653 and 770 customers, respectively. No single customer accounted for more than 10% of our total revenue in either period. For the six months ended December 31, 2022 and 2021, our top 10 customers in aggregate accounted for 28.0% and 25.1% of the total revenue, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stop purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products it purchases from us or stops purchasing from us, our net revenues could be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network in the PRC in an effort to increase our geographic penetration. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

Our Ability to Increase Awareness of Our Brand and Develop Customer Loyalty

Our brand is integral to our sales and marketing efforts. We will promote our company brand to enhance customer recognition of our company brand; at the same time, we will increase our customers’ stickiness through our SaaS services. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our electronic component products and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our ability to establish and retain long-term strategic relationship with suppliers

We source our products from various suppliers, mainly including some of the top brand-name suppliers in electronic component product categories. Maintaining good relationships with these suppliers and procuring products from suppliers on favorable terms are important to the growth of our business. With the growth of our e-commerce platform, we expect we will be able to continuously provide more demand information to our suppliers. However, there can be no assurance that our current suppliers will continue to sell electronic component products to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of electronic component products in a timely and cost-efficient manner. If we are unable to develop and maintain good relationships with suppliers, we may not be able to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if our suppliers cease to provide us with favorable pricing or payment terms or exchange privileges, our working capital requirements may increase and our operations may be materially and adversely affected. Any deterioration in our relationship with major suppliers, or a failure to timely resolve disputes with or complaints from our major suppliers, could materially and adversely affect our business, prospects and results of operations.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Because orders from SMEs are often very complicated and the order amount is small, the cost of serving them for the existing traditional business model is relatively high. We reduce our operating cost through our advanced e-commerce business model and effectively serve SMEs at an effective low cost. Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including third-party electronic component product purchase costs, tariffs, inbound freight and shipping costs, warehouse lease and overhead costs and business taxes) have a direct impact on our profitability. The inventory purchase costs are subject to price volatility and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Price increases may adversely impact our financial results. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staffs exceed our estimates, our profit may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The electronic component procurement market in China is intensely competitive. We face competition from large information based B2B e-commerce companies, offline distributors, vendors, and traders of electronic components, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through their online service platforms. Some of our current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of our competitors or new entrants may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Our failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

A Severe or Prolonged Slowdown in The Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Results of Operations

The following table summarizes our operating results as reflected in our statements of income and comprehensive income during the six months ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended December 31,
	2022 (Unaudited)		2021 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components	$118,348,676	98.5%	$138,531,453	98.6%	$(20,182,777)	(14.6)%
Service commission fee	1,858,830	1.5%	1,993,615	1.4%	(134,785)	(6.8)%
Total revenue	120,207,506	100.0%	140,525,068	100.0%	(20,317,562)	(14.5)%
Cost of revenues	117,108,678	97.4%	136,299,375	97.0%	(19,190,697)	(14.1)%
Gross profit	3,098,828	2.6%	4,225,693	3.0%	(1,126,865)	(26.7)%

Operating expenses
Selling expenses	899,314	0.7%	921,587	0.7%	(22,273)	(2.4)%
General and administrative expenses	1,382,358	1.2%	1,487,099	1.0%	(104,741)	(7.0)%
Total operating expenses	2,281,672	1.9%	2,408,686	1.7%	(127,014)	(5.3)%
Income from operations	817,156	0.7%	1,817,007	1.3%	(999,851)	(55.0)%

Other income (expenses)
Interest expenses	(234,738)	(0.2)%	(236,444)	(0.2)%	1,706	(0.7)%
Income from short-term investment	6,913	0.0%	23,981	0.0%	(17,068)	(71.2)%
Foreign exchange transaction gain (loss)	418,866	0.4%	(14,213)	0.0%	433,079	(3,047.1)%
Subsidy income	31,826	0.0%	181,086	0.1%	(149,260)	(82.4)%
Loss due to the termination of VIE agreements	-	0.0%	(205,250)	(0.1)%	205,250	(100.0)%
Other expenses	(112,254)	(0.1)%	(86,716)	(0.1)%	(25,538)	29.5%
Total other income (expenses), net	110,613	0.1%	(337,556)	(0.2)%	448,169	(132.8)%
Income before income tax provisions	927,769	0.8%	1,479,451	1.1%	(551,682)	(37.3)%
Provision for income taxes	1,052	0.0%	374,863	0.3%	(373,811)	(99.7)%
Net income	$926,717	0.8%	$1,104,588	0.8%	$(177,871)	(16.1)%

Revenue.

We generated revenue from the sales of electronic components and the service commission fees. Our total revenue decreased by $20.3 million or 14.6%, to $120.2 million for the six months ended December 31 2022 from $140.5 million for the six months ended December 31, 2021. The decrease was largely attributable to the business operation disruption from time to time in PRC due to restrictive measures adopted by local governments to contained the outbreak of Omicron from June 2022 to December 2022. In addition, our total revenue was affected by the reduced demand from the customers as some of the customers stocked up heavily in last fiscal year and still carried over comparatively high inventories. The number of customers for our electronic component products and services decreased by 117 or 15.2%, from 770 for the six months ended December 31, 2021 to 653 for the six months ended December 31 2022.

	For the six months ended December 31,
	2022 (Unaudited)		2021 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components
Revenue from sales of semiconductor	$107,038,386	89.0%	$121,395,835	86.4%	$(14,357,449)	(11.8)%
Revenue from sales of equipment, tools and others	11,310,290	9.4%	17,135,618	12.2%	(5,825,328)	(34.0)%
Subtotal of sales of electronic component products	118,348,676	98.5%	138,531,453	98.6%	(20,182,777)	(14.6)%

Service commission fee	1,858,830	1.6%	1,993,615	1.4%	(134,785)	(6.8)%
Total revenue	$120,207,506	100.0%	$140,525,068	100.0%	$(20,317,562)	(14.5)%

(1) Revenue from sales of electronic component products

Revenue from sales of electronic components decreased by $20.2 million or 14.6%, to $118.3 million for the six months ended December 31, 2022 from $138.5 million for the six months ended December 31, 2021.

Our electronic component products sold to customers fall into two categories: semiconductor products and electronic equipment, tools and other products.

	For the six months ended December 31,
	2022	2021
	(Unaudited)	(Unaudited)
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$9,097,914	$57,803,495
Power/Circuit Protection	5,845,672	9,451,825
Discretes	8,586,905	13,121,904
Passive Components	71,790,069	20,282,073
Optoelectronics/Electromechanical	5,336,787	7,396,134
Other semiconductor products	6,381,039	13,340,404

Equipment, tools and others:
Equipment	5,501,886	4,464,687
Tools and others	5,808,404	12,670,931
Total sales of electronic components products	$118,348,676	$138,531,453
Service commission fees	1,858,830	1,993,615
Total revenue	$120,207,506	$140,525,068

Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical, etc. Revenue from sales of electronic components decreased primarily due to the decreased sales of integrated circuits(“IC”) as the ICs were stocked up heavily by some customers last fiscal year   and the demand for them decreased during this period. However, to respond to the supply-exceeding-demand market situation in current year, the Company introduced more passive components which can be applied to more devices/products and were in great demand, as a result, the revenue from the sales of passive components increased significantly.

(2) Service commission fees

Service commission fees decreased slightly by $0.13 million or 6.8%, to $1.86 million for the six months ended December 31, 2022 from $2.0 million for the six months ended December 31, 2021. We provide customs clearance when customers purchase electronic component products directly from overseas suppliers, as well as temporary warehousing, and logistic and shipping services after the customs clearance. Number of customers for our services decreased by 2.2% from 135 customers for the six months ended December 31, 2021 to 132 for the six months ended December 31, 2022. This led to total merchandise value involved in the transactions decreased.

Cost of Revenues

 Our cost of revenues primarily consists of third-party products purchase price, tariffs associated with import products from overseas suppliers, inbound freight costs, warehousing and overhead costs and business taxes. Total cost of revenue decreased by $19.2 million, or 14.1%, from $136.3 million for the six months ended December 31, 2021 to $117.1 million for the six months ended December 31, 2022. The decrease in our cost of revenue was largely attributable to decreased third-party product purchase costs and decreased tariffs which were in line with the decrease of the sales of electronic component products.

Gross profit

Our gross profit decreased by $1.1 million or 26.7%, from $4.2 million for the six months ended December 31, 2021 to $3.1 million for the six months ended December 31, 2022. Our gross margin decreased by 0.5%, from 3.1% for the six months ended December 31, 2021 to 2.6% for the six months ended December 31, 2022. Our gross profit and gross margin is affected by sales of different product mix during each reporting period. For the six months ended December 31, 2022, we earned more revenue from products with higher costs and lower margin, which led to the decrease in both our gross profit and our gross margin.

Total operating expenses

Total operating expenses were $2.3 million for the six months ended December 31, 2022, decreased by $0.1 million or 5.3% from $2.4 million for the same period of last year.

●	Selling expenses were $0.9 million for the six months ended December 31, 2022, almost the same as selling expenses for the same period of last year.

●	General and administrative expenses were $1.4 million for the six months ended December 31, 2022, decreased by 7.0% from $1.5 million for the same period of last year. The decrease was mainly due to the decreased in our salary and employee benefit expense and stock-based compensation expenses as a result of the reduced headcount.

Other income (expenses)

Other income (expenses) primarily included interest income, interest expenses, foreign exchange gain or loss, government subsidiary income, gain or loss from disposal of fixed assets, other non-operating income or expenses. Total other income increased by $0.5 million from net other expense of $0.3 million for the six months ended December 31, 2021 to net other income of $0.1 million for the six months ended December 31, 2022. The increase was attributable to the increased in foreign exchange gain as a result of more exchange gain derived from the favourable USD, Euro, and other currency exchange rates against RMB on our foreign currency denominated account receivables.

Provision for Income Taxes

Our provision for income taxes was $1,052 for the six months ended December 31, 2022, a decrease of $0.4 million or 99.7%, from $0.37 million for the six months ended December 31, 2021 due to our decreased taxable income and the utilization of carry-forward loss of some of our operating entities and for the six months ended December 31, 2022.

Net Income

As a result of the foregoing, we reported a net income of $0.93 million for the six months ended December 31, 2022, representing a $0.2 million decrease from the net income of $1.1 million for the six months ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, we had $4.8 million in cash and restricted cash on hand as compared to $2.9 million as of June 30, 2022. We also had $83.1 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our electronic component products sold and delivered to customers. Approximately 75.0%, or $62.4 million, of our net accounts receivable balance as of December 31, 2022 has been subsequently collected as of April 30, 2023. We believe that our customers are unlikely to default because of our long-term business relationships with them and our belief that the collectability risk is low based on our historical experience and collection history with them and the remaining balance is expected to be collected by June 30, 2023.

Current foreign exchange and other regulations in the PRC may restrict the PRC operating entities in their ability to transfer their net assets to the Company and its subsidiaries in Hong Kong. However, these restrictions have no impact on the ability of these PRC operating entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

As of December 31, 2022, we had advances to suppliers of $1.4 million representing our prepayment to various suppliers to lock the purchase of electronic component products at favorable prices. 83.9% or 1.1 million of the advance to suppliers balance as of December 31, 2022 has been realized by April 30, 2023.

As of December 31, 2022, we had outstanding accounts payable (“AP”) of $59.8 million, representing balance due to suppliers for purchase of electronic components products. Approximately 82.4% of accounts payable balances as of December 31, 2022 has been settled by April 30, 2023 and remaining balance is expected to be settled before June 30, 2023.

As of December 31, 2022, we had deferred revenue of $2.8 million, which represents payments of products we had received in advance prior to delivery of the products to customers and fully satisfying our performance obligation. Such amount is expected to be fully recognized as revenue by June 30, 2023.

As of December 31, 2022, we had outstanding bank loans of approximately $12.6 million and short-term borrowings from third-parties of $0.3 million. We expect that we will be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history.

As of December 31, 2022, our working capital amounted to approximately $10.5 million. We intend to finance our future working capital requirements from cash generated from operating activities, the proceed form IPO, bank borrowings and financial support from related parties. However, we may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least 12 months from the date of this filling.

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended December 31,
	2022	2021
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(1,905,166)	$16,154
Net cash (used in) provided by investing activities	(94,510)	917,440
Net cash provided by (used in) financing activities	2,023,947	(4,957,623)
Effect of exchange rate fluctuation on cash and restricted cash	1,839,803	342,622
Net increase (decrease) in cash and restricted cash	1,864,074	(3,681,407)
Cash and restricted cash at beginning of period	2,952,023	6,808,190
Cash and restricted cash at end of period	$4,816,097	$3,126,783

Operating Activities

Net cash used in operating activities was $1,905,166 for the six months ended December 31, 2022, which primarily consisted of the following:

●	Net income of $926,717 for the six months ended December 31, 2022.

●	An increase in accounts receivable of $8,401,208. The increase was because that the customers affected by the outbreak of Omicron were granted extended credit terms.

●	A decrease in advance to suppliers of $5,255,103 as some electronic components purchased from suppliers required less or no repayments.

●	A decrease in deferred revenue of $738,116. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

Net cash provided by operating activities was $16,154 for the six months ended December 31, 2021, which primarily consisted of the following:

●	Net income of $1,104,588 for the six months ended December 31, 2021.

●	A decrease in accounts receivable of $2,389,739. The decrease was because that we applied a stricter credit control on the collection of accounts receivable.

●	A decrease in inventories of $1,328,520. Due to our increased sales for the six months ended December 31, 2021, inventories were delivered to the customers in shorter turnover days.

●	A decrease in accounts payable of $4,366,567. The decrease was due to our arrangement on the payment on the accounts payable balance as of June 30, 2021. We make payment to suppliers based on payment terms and upon receiving the invoices from suppliers.

●	A decrease in deferred revenue of $412,749. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

Investing Activities

Net cash used in investing activities amounted to $94,510 for the six months ended December 31, 2022, primarily consisting of purchase of property and equipment of $74,420, purchase of intangible assets of $23,186, an increase in short-term investment $2,701,116 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $2,701,116 short-term investments proceeds upon maturity.

Net cash provided by investing activities amounted to $917,440 for the six months ended December 31, 2021, primarily consisting of purchase of property and equipment of $10,124, purchase of intangible assets of $1,485, an increase in short-term investment $14,625,930 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $15,554,979 short-term investments proceeds upon maturity.

Financing Activities

Net cash provided by financing activities amounted to $2,023,947 for the six months ended December 31, 2022, primarily consisting of proceeds from short-term bank loans of $14,145,794, proceeds from borrowings from related parties as working capital of $608,589 and proceeds from borrowing from third-parties working capital of $360,000, offset by a repayment of short-term bank loans of $12,841,626 and a repayment of third parties borrowings of $160,000.

Net cash used in financing activities amounted to $4,957,623 for the six months ended December 31, 2021, primarily consisting of proceeds from short-term bank loans of $15,053,570, proceeds from notes payable of $1,500,000, proceeds from borrowings from related parties as working capital of $448,238 and proceeds from borrowing from third-parties working capital of $700,000, offset by a repayment of short-term bank loans of $20,200,000 and a repayment of notes payable of $1,500,035 upon maturities, a repayment of related parties borrowings of $589,396 and a repayment of third parties borrowings of $370,000.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2022 and June 30, 2022.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.